UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.1)

MIND C.T.I. Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 nominal value

(Title of Class of Securities)

M7024010

(CUSIP Number)

March 11, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.        M7024010

SCHEDULE 13G

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monica Eisinger
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           4,182,888
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         4,182,888
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,182,888

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable                                                         [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     19.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

Item 1

(a). Name of Issuer:

MIND C.T.I. Ltd.

(b). Address of Issuer's Principal Executive Offices:

Industrial Park, Building 7, P.O. Box 144, Yoqneam 20692 Israel

Item 2

(a). Name of Person Filing:

Monica Eisinger

(b). Address of Principal Business Office, or if None, Residence:

Hoshaya, DN Hamovil, 17915 Israel

(c). Citizenship:

Israel

(d). Title of Class of Securities:

Ordinary shares, NIS 0.01 nominal value ("Ordinary Shares")

(e). CUSIP Number:

M7024010

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

(a) Amount beneficially owned:

4,182,888

(b) Percent of class:

19.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

4,182,888

(ii) Shared power to vote or to direct the vote

None

(iii) Sole power to dispose or to direct the disposition of

4,182,888

(iv) Shared power to dispose or to direct the disposition of

None

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2008

Date

 /s/ Monica Eisinger
 ------------------
    Monica Eisinger
------------------

Name/Title